FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

 EMPRESA NACIONAL DE ELECTRICIDAD S.A.
Consent Solicitation Statement dated July 8, 2009 - Erratum

SANTIAGO, CHILE, July 22, 2009 – Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”) (NYSE: EOC) announced on July 8, 2009 a solicitation of consents to amend the terms of the Indenture dated as of January 1, 1997 governing its outstanding a) 8.350% notes due 2013 (CUSIP Nos. 29245SAC6, 29245SAA0 (144A) and G3040AAA4 (Reg. S)) (the “2013 Notes”), (b) 8.625% notes due 2015 (CUSIP Nos. 29245SAD4, 29245SAB8 (144A) and G3040AAB2 (Reg. S)) (the “2015 Notes”), (c) 7.875% notes due 2027 (CUSIP No. 29244TAA9) (the “2027 Notes”), (d) 7.325% notes due 2037 (CUSIP No. 29244TAB7) (the “2037 Notes”) and (e) 8.125% notes due 2097 (CUSIP No. 29244TAC5) (the “2097 Notes” and together with the 2013 Notes, the 2015 Notes, the 2027 Notes and the 2037 Notes, the “Notes”).

The Consent Solicitation Statement dated July 8, 2009 (the “Consent Solicitation Statement”) relating to solicitation of the Notes stated that there were $42,416,000 principal amount of 2097 Notes outstanding. There are in fact $40,416,000 principal amount of 2097 Notes outstanding.

Holders of the Notes should carefully read the Consent Solicitation Statement and the accompanying materials for a complete description of all terms and conditions before making any decision with respect to the consent solicitation. The Company does not make any recommendation as to whether or not any holder should consent.

The consent solicitation will expire at 5:00 p.m., New York City time, on July 24, 2009, unless earlier terminated or extended by Endesa Chile (the "Consent Deadline"). Only a holder of Notes as of 5:00 p.m., New York City time, on July 7, 2009 will be eligible to approve the amendments and receive a consent payment for such approval.

Additional information concerning the terms and conditions of the consent solicitation, and the procedure for delivering consents, may be obtained from the Solicitation Agent, J.P. Morgan Securities Inc., by calling (866) 846-2874 or (212) 834-4374. Copies of the Consent Solicitation Statement and related documents may be obtained from the Information and Tabulation Agent, Global Bondholder Services Corporation, at 65 Broadway, Suite 723, New York, New York 10006, (866) 873-6300 or (212) 430-3774.

Endesa Chile is one of the largest electricity generators in South America. Its operations are primarily in Chile, and to a lesser degree in four other countries including Argentina, Colombia, Peru and Brazil (the latter, through its affiliate Endesa Brasil). The Company also offers consultancy and engineering services of all kinds. Endesa Chile has an efficient portfolio of generation assets with 62% hydroelectric capacity and 38% thermal capacity. Endesa Chile and its subsidiaries operate 51 plants, with a total installed capacity of 12,906 MW. The Company sold 55,225 GWh as of December 31, 2008, being one of the main suppliers in the four countries where it operates, with 35% market share in Chile, 9% in Argentina, 27% in Peru and 24% in Colombia. For more information about Endesa Chile, please visit the company's website at http://www.endesachile.cl, or download the 2008 Form 20-F from the SEC’s website at http://www.sec.gov.

Statements in this release which are not historical facts are “forward looking” statements and “safe harbor statements” under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including risks and/or uncertainties as described in the Company's public filings with the Securities and Exchange Commission.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: July 22, 2009